UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Changes in the Number of Shares Owned by the Largest Shareholder of KB Financial Group Inc.

On July 11, 2024, KB Financial Group Inc. (“KB Financial Group”) reported that the number of shares owned by its largest shareholder, the Korean National Pension Service, had increased from 33,200,471 shares of common stock, representing 8.23% of the total shares as of March 31, 2024, to 33,326,122 shares of common stock, representing 8.26% of 403,511,072 total shares issued based on the shareholder registry of KB Financial Group as of June 30, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: July 11, 2024	By: /s/ Jae Kwan Kim
(Signature)

Name: Jae Kwan Kim
Title: Senior Executive Vice President and Chief Finance Officer